Spectra Energy Partners, LP
5400 Westheimer Court
Houston, TX 77056
June 22, 2007
Via EDGAR and Facsimile
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (Registration No. 333-141687) of Spectra Energy Partners, LP, a Delaware limited partnership (the “Partnership”)
Ladies and Gentlemen:
     Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the Partnership hereby requests that the effectiveness of its Registration Statement on Form S-1 (Registration No. 333-141687) be accelerated so that the Registration Statement will become effective on Tuesday, June 26, 2007, at 3:00 p.m., New York time, or as soon as thereafter practicable. The Partnership hereby acknowledges that:
•	should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, SPECTRA ENERGY PARTNERS, LP
By:	/s/ C. Gregory Harper
C. Gregory Harper
President and Chief Executive Officer